SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

AIRCASTLE LIMITED
(Name of the Issuer)

AIRCASTLE LIMITED MM AIR LIMITED MARUBENI CORPORATION MARUBENI AVIATION HOLDING COÖPERATIEF U.A. MARUBENI AVIATION CORPORATION
(Names of Person(s) Filing Statement)

Common Shares, $0.01 Par Value Per Share
(Title of Class of Securities)

G0129K104
(CUSIP Number of Class of Securities)

Aircastle Limited c/o Aircastle Advisor LLC 201 Tresser Boulevard, Suite 400 Stamford, CT 06901 Attention: Christopher L. Beers, Chief Legal Officer Telephone: (203) 504-1020	Marubeni Corporation 7-1 Nihonbashi 2-chome Chuo-ku, Tokyo, 103-6060 Japan Attention: General Manager Telephone: 81 3 3282 7813

Marubeni Aviation Holding Coöperatief U.A. Herikerbergweg 238, Luna Arena 1101 CM Amsterdam, Netherlands Attention: MUFG Business Services (Holland) B.V. Telephone: 31 2057 55600	Marubeni Aviation Corporation Nihombashi Tower, 18th Floor 7-1 Nihonbashi 2-chome Chuo-ku, Tokyo, 103-6060 Japan Attention: Takayuki Sakakida, Director Telephone: 81 3 3282 7813

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph A. Coco, Esq. Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000	John A. Healy, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Telephone: (212) 878-8000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee**
$1,736,596,704.00	$225,410.25

*
For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of: (1) 53,350,787 common shares issued and outstanding that are subject to the transaction (including 92,996 restricted shares) (which is the difference between the 74,956,134 common shares that are issued and outstanding and the 21,605,347 common shares that are beneficially owned by Marubeni Corporation) multiplied by $32.00 per share; (2) 872,287 common shares issuable upon the vesting or settlement of outstanding performance share units (assuming the achievement, if applicable, of performance metrics at the maximum level of performance) multiplied by $32.00 per share; and (3) 45,573 common shares issuable upon the vesting or settlement of outstanding restricted share units multiplied by $32.00 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001298.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $227,649.39	Filing Party: Aircastle Limited
Form or Registration No.: Schedule 14A	Date Filed: December 6, 2019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Aircastle Limited, a Bermuda exempted company (the “Company”), (ii) Marubeni Corporation, a Japanese corporation (“Marubeni”), (iii) MM Air Limited, a Bermuda exempted company (“Parent”), (iv) Marubeni Aviation Holding Coöperatief U.A., a Netherlands coöperatief (“MHC”), and (v) Marubeni Aviation Corporation, a Japanese corporation (collectively, the “Filing Persons”).

This Final Amendment relates to the Agreement and Plan of Merger, dated as of November 5, 2019 (the “Merger Agreement”), and a related Statutory Merger Agreement (the “Statutory Merger Agreement”), by and among Parent, MM Air Merger Sub Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub was merged with and into the Company with the Company being the surviving company in the merger (the “merger”). As a result of the merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

Item 15.	Additional Information

(c)	Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On March 6, 2020, at a special general meeting of the shareholders, the Company’s shareholders voted to (i) approve and adopt the Merger Agreement and the related Statutory Merger Agreement and the transactions contemplated thereby, including the merger, and (ii) approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of the Company in connection with the merger.

On March 24, 2020, the Company received the final regulatory approval that was a condition to closing the merger from the competition authority in Morocco.

On March 27, 2020, the Company completed the previously announced merger of Merger Sub with and into the Company, whereby the separate corporate existence of Merger Sub ceased and the Company became an affiliate of Parent and MHC. The merger became effective on March 27, 2020 (the “Effective Time”) pursuant to the Certificate of Merger that was issued by the Registrar of Companies in Bermuda on such date. At the Effective Time, each issued and outstanding common share, par value $0.01 per share (the “common shares”), of the Company (other than (i) shares canceled or converted into shares of the surviving company pursuant to the Merger Agreement and (ii) restricted shares canceled and exchanged pursuant to the Merger Agreement) was converted into the right to receive $32.00 per common share in cash, without interest and less any required withholding taxes.

On March 27, 2020, in connection with the completion of the merger, the Company notified the New York Stock Exchange (“NYSE”) of the completion of the merger and requested that trading in the common shares be suspended prior to the opening of trading on March 30, 2020 and that the common shares be withdrawn from listing on the NYSE. The Company also requested that the NYSE file a notification of removal from listing on Form 25 with the SEC with respect to the common shares to report the delisting of the common shares from the NYSE. The Company intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act with respect to the common shares as promptly as practicable.

Item 16.	Exhibits

(a)(1) Definitive Proxy Statement of Aircastle Limited (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 23, 2020 (the “Proxy Statement”)).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special General Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release of Aircastle Limited, dated November 6, 2019 (incorporated herein by reference to Exhibit 99.1 to Aircastle Limited’s Form 8-K filed with the Securities and Exchange Commission on November 7, 2019).

(a)(6) Press Release of Marubeni Corporation, dated November 7, 2019 (incorporated herein by reference to the Schedule 14A filed by Marubeni Corporation with the Securities and Exchange Commission on November 7, 2019).

(a)(7) Transcript of Quarterly Earnings Announcement Presentation and Q&A session of Marubeni Corporation (incorporated herein by reference to the Schedule 14A filed by Marubeni Corporation with the Securities and Exchange Commission on December 6, 2019).

(a)(8) Press Release of Aircastle Limited, dated February 13, 2020 (incorporated herein by reference to the Schedule 14A filed by Aircastle Limited with the Securities and Exchange Commission on February 18, 2020).

(a)(9) Supplemental Disclosures to the Proxy Statement, dated February 21, 2020 (incorporated herein by reference to the Schedule 14A filed by Aircastle Limited with the Securities and Exchange Commission on February 24, 2020).

(a)(10) Press Release of the Company, dated as of March 6, 2020 (incorporated herein by reference to Exhibit 99.1 to Aircastle Limited’s Form 8-K filed with the Securities and Exchange Commission on March 6, 2020).

(a)(11) Press Release of the Company, dated as of March 24, 2020 (incorporated herein by reference to Exhibit 99.1 to Aircastle Limited’s Form 8-K filed with the Securities and Exchange Commission on March 24, 2020).

(a)(12) Press Release of the Company, dated as of March 27, 2020 (incorporated herein by reference to Exhibit 99.1 to Aircastle Limited’s Form 8-K filed with the Securities and Exchange Commission on March 27, 2020).

(b) None.

(c)(1) Opinion of Citigroup Global Markets Inc. (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2) Presentation to the Board of Directors, dated October 28, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited (previously filed on January 15, 2020).

(c)(3) Presentation to the Board of Directors, dated November 5, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited (previously filed on January 15, 2020).

(c)(4) Presentation to the Board of Directors, dated October 4, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited (previously filed on February 24, 2020).*

(c)(5) Presentation to the Board of Directors, dated November 4, 2019, prepared by Citigroup Global Markets Inc. for the Board of Directors of Aircastle Limited (previously filed on February 24, 2020).

(c)(6) Presentation to the Transaction Committee, dated October 16, 2019, prepared by Citigroup Global Markets Inc. for the Transaction Committee of the Board of Directors of Aircastle Limited (previously filed on February 24, 2020).*

(d)(1) Agreement and Plan of Merger, dated as of November 5, 2019, by and among Aircastle Limited, MM Air Limited and MM Air Merger Sub Limited (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of November 5, 2019, by and among Aircastle Limited, Marubeni Corporation, Marubeni Aviation Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Amended and Restated Shareholder Agreement, dated as of February 18, 2015, by and among Aircastle Limited, Marubeni Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated by reference to Exhibit 4.8 to Aircastle Limited’s Quarterly Report on Form 10-Q filed on May 6, 2015).

(d)(4) Amendment Agreement No. 1 to the Amended and Restated Shareholder Agreement, dated as of September 23, 2016, by and among Aircastle Limited, Marubeni Corporation and Marubeni Aviation Holding Coöperatief U.A. (incorporated by reference to Exhibit 4.1 to Aircastle Limited’s Current Report on Form 8-K filed on September 26, 2016).

(f) Section 106 of the Bermuda Companies Act (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

* Confidential treatment has been requested with respect to the redacted portions of these exhibits.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 27, 2020

AIRCASTLE LIMITED

By:	/s/ Christopher L. Beers
Name:	Christopher L. Beers
Title:	Chief Legal Officer & Secretary

MARUBENI CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	General Manager, Finance & Leasing Business
Dept. – II

MM AIR LIMITED

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director

By:	/s/ Yoshiyasu Mizutomi
Name:	Yoshiyasu Mizutomi
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Managing Director

MARUBENI AVIATION CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director